

No-Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



DIVISION OF
CORPORATION FINANCE

P.E. 1/14/13

January 15, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1/15/13

Cheri L. Peper
Apache Corporation
cheri.peper@usa.apachecorp.com

Re: Apache Corporation

Dear Ms. Peper:

This is in regard to your letter dated January 14, 2013 concerning the shareholder proposal submitted by the Shareholder Rights Project on behalf of the Illinois State Board of Investment for inclusion in Apache's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Apache therefore withdraws its December 6, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: Scott Hirst
The Shareholder Rights Project
shirst@law.harvard.edu



Received SEC

JAN 15 2013

Washington, DC 20549

The Shareholder Rights Project

http://srp.law.harvard.edu

1545 Massachusetts Avenue
Cambridge, MA 02138

Tel (617) 495-8254
Fax (617) 812-3070

1934 Act/Rule 14a-8

January 14, 2013

VIA EMAIL (shareholderproposals@sec.gov)
Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal Submitted on Behalf of the Illinois State Board of Investment for Inclusion in the 2013 Proxy Statement of Apache Corporation

Ladies and Gentlemen:

This letter is being submitted by the Shareholder Rights Project (the "SRP") on behalf of the Illinois State Board of Investment ("ISBI", and together with the SRP, "we" or "us") in regards to the December 6, 2012 letter (the "Request Letter") to the Office of the Chief Counsel requesting "no-action" relief, from Ms. Cheri Peper of Apache Corporation (the "Company"). The Request Letter relates to the shareholder proposal (the "Proposal") submitted to the Company for inclusion in the proxy statement (the "Proxy Statement") of the Company for the 2013 annual meeting (the "Annual Meeting") of the Company, and requests confirmation that the staff (the "Staff") of the Division of Corporation Finance will not recommend to the Securities and Exchange Commission (the "Commission") that enforcement action be taken if the Company excludes the Proposal from the Proxy Statement. In response to the Request Letter, the SRP on behalf of ISBI submitted a letter to the Staff on December 14, 2012. The SRP is representing and advising ISBI in connection with the Proposal, and, pursuant to ISBI's letter to the Company, dated September 10, 2012, the SRP is authorized to act on behalf of ISBI in relation to the Proposal, including corresponding with the Company and the Commission with respect to the Proposal.

Pursuant to Staff Legal Bulletin No. 14D this letter is being submitted by email to the Office of the Chief Counsel and a copy is also being sent by email to the Company.

We are pleased to report that ISBI has been able to reach an agreement with the Company that has enabled ISBI to withdraw the Proposal, making it unnecessary for the Staff to devote additional attention to the Company's no-action request. We are attaching a copy of the withdrawal letter sent to the Company. If you have any questions please do not hesitate to contact me at shirst@law.harvard.edu or (617) 495-3453.

Sincerely,



Scott Hirst
Associate Director

Cc: Ms. Cheri L. Peper, Apache Corporation (by email)
Ms. Linsey Schoemehl, The Illinois State Board of Investment (by email)

The Shareholder Rights Project

http://srp.law.harvard.edu

1545 Massachusetts Avenue
Cambridge, MA 02138

Tel (617) 495-8254
Fax (617) 812-3070

January 14, 2013

VIA EMAIL AND EXPRESS MAIL

Ms. Cheri L. Peper
Corporate Secretary
Apache Corporation
2000 Post Oak Boulevard, Suite 100
Houston, TX 77056

Re: Shareholder Proposal Submitted on Behalf of the Illinois State Board of Investment for Inclusion in the 2013 Proxy Statement of Apache Corporation

Dear Ms. Peper:

We are writing in relation to the shareholder proposal (the "Shareholder Proposal") submitted for inclusion in the 2013 proxy statement of Apache Corporation (the "Company") by the Shareholder Rights Project (the "SRP") on behalf of the Illinois State Board of Investment ("ISBI").

Thank you for your letter to the SRP, dated January 11, 2013 (the "Company Letter"), committing that the Company will present to the Company's shareholders for approval at the Company's 2013 Annual Meeting a management proposal to amend the Company's Amended and Restated Certificate of Incorporation to eliminate the classification of the Board of Directors of the Company as described in the Company Letter.

This letter serves to advise you that, in reliance on and in consideration for the commitments made by the Company in the Company Letter, the Shareholder Proposal is hereby withdrawn.

Very truly yours,



Professor Lucian A. Bebchuk
Director

cc: Linsey Schoemehl, The Illinois State Board of Investment (by email)



January 14, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Shareholder Proposal to Apache Corporation

Ladies and Gentlemen:

We refer to our letter, dated December 6, 2012 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with our view that Apache Corporation ("Apache") could exclude the shareholder proposal and supporting statement (the "Proposal") submitted by the Shareholder Rights Project on behalf of the Illinois State Board of Investment (the "Proponent") from the proxy materials to be distributed by Apache in connection with its 2013 annual meeting of shareholders.

Attached hereto as Exhibit A is a letter, dated January 14, 2013 ("Proponent's Withdrawal Letter"), from the Proponent to Apache withdrawing the Proposal. In reliance on the Proponent's Withdrawal Letter, we hereby withdraw the No-Action Request.

If you have any questions with respect to this matter, please do not hesitate to contact me at (713) 296-6507.

Sincerely,

APACHE CORPORATION

By: 
Cheri L. Peper
Corporate Secretary

Attachment

cc: Linsey Schoemehl, The Illinois State Board of Investment (by e-mail)

Exhibit A

The Shareholder Rights Project

http://srp.law.harvard.edu

1545 Massachusetts Avenue
Cambridge, MA 02138

Tel (617) 495-8254
Fax (617) 812-3070

January 14, 2013

<u>**VIA EMAIL AND EXPRESS MAIL**</u>
Ms. Cheri L. Peper
Corporate Secretary
Apache Corporation
2000 Post Oak Boulevard, Suite 100
Houston, TX 77056

Re: Shareholder Proposal Submitted on Behalf of the Illinois State Board of Investment <u>for Inclusion in the 2013 Proxy Statement of Apache Corporation</u>

Dear Ms. Peper:

We are writing in relation to the shareholder proposal (the "Shareholder Proposal") submitted for inclusion in the 2013 proxy statement of Apache Corporation (the "Company") by the Shareholder Rights Project (the "SRP") on behalf of the Illinois State Board of Investment ("ISBI").

Thank you for your letter to the SRP, dated January 11, 2013 (the "Company Letter"), committing that the Company will present to the Company's shareholders for approval at the Company's 2013 Annual Meeting a management proposal to amend the Company's Amended and Restated Certificate of Incorporation to eliminate the classification of the Board of Directors of the Company as described in the Company Letter.

This letter serves to advise you that, in reliance on and in consideration for the commitments made by the Company in the Company Letter, the Shareholder Proposal is hereby withdrawn.

Very truly yours,



Professor Lucian A. Bebchuk
Director

cc: Linsey Schoemehl, The Illinois State Board of Investment (by email)

The Shareholder Rights Project

http://srp.law.harvard.edu

1545 Massachusetts Avenue
Cambridge, MA 02138

Tel (617) 495-8254
Fax (617) 812-3070

1934 Act/Rule 14a-8

December 14, 2012

VIA EMAIL (shareholderproposals@sec.gov)
Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Shareholder Proposal Submitted on Behalf of the Illinois State Board of Investment for Inclusion in the 2013 Proxy Statement of Apache Corporation

Ladies and Gentlemen:

This letter is being submitted by the Shareholder Rights Project ("SRP") on behalf of the Illinois State Board of Investment ("ISBI", and together with the SRP, "we" or "us") in response to the December 6, 2012 letter (the "Request Letter") to the Office of the Chief Counsel requesting "no-action" relief, from Ms. Cheri Peper of Apache Corporation (the "Company"). The Request Letter relates to the shareholder proposal (the "Proposal") submitted by the SRP on behalf of ISBI to the Company for inclusion in the proxy statement (the "Proxy Statement") of the Company for the 2013 annual meeting (the "Annual Meeting") of the Company. The Request Letter requests confirmation that the staff (the "Staff") of the Division of Corporation Finance will not recommend to the Securities and Exchange Commission (the "Commission") that enforcement action be taken if the Company excludes the Proposal from the Proxy Statement. The SRP is representing and advising ISBI in connection with the Proposal, and, pursuant to ISBI's letter to the Company, dated September 10, 2012, the SRP is authorized to act on behalf of ISBI in relation to the Proposal, including corresponding with the Company and the Commission with respect to the Proposal.

Pursuant to Staff Legal Bulletin No. 14D this letter is being submitted by email to the Office of the Chief Counsel and a copy is also being sent by email to the Company.

We are pleased to learn that the Company has decided to include in the Proxy Statement, and bring to a vote at the Annual Meeting, a management proposal (the "Management Proposal") that would fully implement the Proposal. Given the Company's representation that it will include the Management Proposal in the Proxy Statement and bring the Management Proposal to a vote at the Annual Meeting, ISBI has no objection to the Staff granting the Company's requested no-action relief.

We were disappointed that the Company was not willing to engage in a dialogue with ISBI or the SRP before sending the Request Letter to the Commission. From its engagement with ISBI in advance of the Company's 2012 Annual Meeting, the Company was well aware that ISBI would have been happy to withdraw the Proposal in the event the Company committed to include the Management Proposal in the Proxy Statement and bring it to a vote at the Annual Meeting, which would have made it unnecessary for the Company to utilize the no-action process. In light of these circumstances, it is regrettable that the Company chose to make a no-action request, which generates additional costs for the Company and its shareholders, and unnecessarily imposes on the resources and time of the Staff. Nevertheless, we raise no objections to the Staff granting the Company's requested no-action relief for the reasons explained above.

If you have any questions please do not hesitate to contact me at shirst@law.harvard.edu or (617) 495-3453.

Sincerely,



Scott Hirst
Associate Director

Cc: Ms. Cheri L. Peper, Apache Corporation (by email)
Ms. Linsey Schoemehl, The Illinois State Board of Investment (by email)

December 6, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Stockholder Proposal to Apache Corporation

Ladies and Gentlemen:

Apache Corporation, a Delaware corporation (the "Company"), received a stockholder proposal (the "Proposal") from the Shareholder Rights Project on behalf of the Illinois State Board of Investment (the "Proponent"), for inclusion in the proxy materials (the "Proxy Materials") for the Company's 2013 Annual Meeting of Stockholders (the "2013 Annual Meeting"). The Proposal relates to the declassification of the Company's Board of Directors (the "Board") and is attached as Exhibit A hereto.

In accordance with Staff Legal Bulletin 14D (Nov. 7, 2008), this letter is being transmitted via electronic mail. Also, in accordance with Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company (i) has filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before it intends to file its definitive 2013 Proxy Materials with the Commission; and (ii) is simultaneously sending a copy of this letter and its attachment to the Proponent as notice of its intention to exclude the Proposal and supporting statement from the Proxy Materials and the reasons for the omission.

ANALYSIS

The Company may exclude the Proposal from its Proxy Materials in reliance on Rule 14a-8(i)(10) on the basis that the Company has already substantially implemented the Proposal. In addition, the Company may exclude the Proposal from its Proxy Materials in reliance on Rule 14a-8(i)(9) on the basis that the Proposal directly conflicts with the Company's own proposal to be submitted to stockholders at the 2013 Annual Meeting (the "Amendment").

A. The Proposal may be Excluded under Rule 14a-8(i)(10) as Substantially Implemented.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials if the company has substantially implemented the proposal. According to the Staff's rulings and guidance, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed the proposal's essential objective, even when the manner in which it is implemented does not correspond precisely to the actions sought by the stockholder proponent. See Exchange Act Release No. 20091 at §II.E.6. (Aug. 16, 1983). See also *NBT Bancorp Inc.* (avail. Mar. 5, 2010) (granting no-action relief under Rule 14a-8(i)(10) with respect to a proposal that requested board declassification where the company had included in its proxy materials its own proposal recommending that shareholders amend the company's charter and

APACHE CORPORATION 2000 POST OAK BLVD SUITE 100 HOUSTON, TX 77056-4400 TEL (713)296-6000 bylaws to implement declassification); *NV Energy, Inc.* (avail. Mar. 11, 2009) (granting no-action relief under Rule 14a-8(i)(10) with respect to a proposal that requested board declassification where the company had included in its proxy materials its own proposal recommending an amendment to the articles of association to implement declassification); *KeyCorp* (avail. Mar. 13, 2002) (granting no-action relief under Rule 14a-8(i)(10) with respect to a proposal that requested that the board "take those steps necessary" to require the annual election of directors, where the company indicated that it would include (but recommend voting against) a management proposal on the same subject in its proxy materials).

Differences between a company' s proposed actions and a stockholder proposal are permitted so long as the company's actions sufficiently address the proposal's underlying concern. See, e.g., *Baxter International Inc.* (avail. Feb. 3, 2011) (granting no-action relief under Rule 14a-8(i)(10) with respect to a proposal that requested the board to take steps to reorganize into one class with annual elections for each director and to complete this transition within one year, where the company had included its own proposal recommending that shareholders amend the company's certificate of incorporation to implement declassification); *Amerisource Bergen Corporation* (avail. Nov. 15, 2010) (granting no-action relief under Rule 14a-8(i)(10) with respect to a proposal that requested the board to take steps to reorganize into one class with annual elections for each director, where the company had included its own proposal recommending that shareholders amend the company's certificate of incorporation to implement declassification over a three-year period); *Textron Inc.* (avail. Jan. 21, 2010) (granting no-action relief under Rule 14a-8(i)(10) with respect to a proposal that requested the board to take steps to reorganize into one class with annual elections for each director and to complete this transition within one year, where the company had included its own proposal recommending that shareholders amend the company's certificate of incorporation to implement declassification over a three-year period).

The Staff has consistently taken the position that the submission of a board declassification amendment for stockholder approval substantially implements a stockholder proposal that asks a company to establish annual elections of directors. See *DIRECTV* (avail. Feb. 22, 2011) (granting no-action relief under Rule 14a-8(i)(10) with respect to a proposal that requested that the board take the steps necessary to declassify the board where the company planned to submit an amendment to its charter that would establish annual elections of directors); *NBT Bancorp.* (avail. Mar. 5, 2010) (granting no-action relief under Rule 14a-8(i)(10) with respect to a proposal that requested board declassification where the company had included in its proxy materials its own proposal recommending that shareholders amend the company's charter and bylaws to implement declassification); *IMS Health, Inc.* (avail. Feb. 1, 2008) (granting no-action relief under Rule 14a-8(i)(10) with respect to a proposal that requested the board to take steps necessary to adopt annual elections for directors "in the most expeditious manner possible" where the company had included in its proxy materials its own proposal recommending that shareholders amend its certificate of incorporation to provide for the annual election of directors); *Del Monte Foods Company* (avail. Jun. 3, 2009) (granting no-action relief under Rule 14a-8(i)(10) with respect to a proposal that requested that the company take the steps necessary to reorganize the board into one class with annual elections for each director, where the company had included in its proxy materials its own proposal seeking shareholder approval of an amendment to its certificate of incorporation to implement annual elections over a three-year period).

The Proposal requests that the Board "take all necessary steps" to require that all members of the Board be elected annually. We believe that the Proposal may properly be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(10) because the Board has already approved and will present to the Company's stockholders for approval at the 2013 Annual Meeting, the Amendment. The Amendment is an amendment to Article Ninth of our Amended and Restated Certificate of Incorporation (the "Certificate") to eliminate the classification of the Board of Directors over a three-year period.

Under Delaware General Corporation Law, which is the law that applies to the Company as a Delaware corporation, the Amendment must be approved by the board of directors and submitted for stockholder approval before it can take effect. As a result, by submitting the Amendment for stockholder proposal, the Company has taken the steps necessary to establish annual elections as requested by the Proposal.

The Amendment would phase-in annual elections of directors over a three-year period, so that a director who was previously elected for a three-year term could complete her or his term and thereafter be eligible to stand for re-election for a one-year term. Accordingly, if the Amendment is approved, one-third of our directors would be elected to one-year terms in 2014, two-thirds of the directors would be elected to one-year terms in 2015, and all of the directors would be elected to one-year terms beginning in 2016. This phased-in approach to declassification also satisfies the Proposal's requirement that implementation of declassification "not prevent any director elected prior to the annual meeting held in 2014 from completing the term for which director was elected."

It is notable that the Staff has previously permitted exclusion of declassification proposals under Rule 14a-8(i)(10) even in cases where the company's proposal seeks to declassify the board over a substantially longer period of time than the period proposed by the other proponent. See, e.g.; *Textron Inc.* (avail. Jan. 21, 2010) (granting no-action relief under Rule 14a-8(i)(10) with respect to a proposal that requested the board to take the steps necessary to reorganize into one class with annual elections for each director and to complete this transition within one year, where the company had included its own proposal recommending that shareholders amend the company's certificate of incorporation to implement declassification over a three-year period); *Del Monte Foods Company* (avail. Jun. 3, 2009) (granting no-action relief under Rule 14a-8(i)(10) with respect to a proposal that requested the company take the steps necessary to reorganize the board into one class with annual elections for each director and to complete this transition within one year, where the company had included in its proxy materials its own proposal recommending that shareholders amend its certificate of incorporation to implement annual elections over a three-year period).

The Amendment meets a higher standard than company proposals such as those in the *Textron* and *Del Monte* examples cited above, because the Amendment not only accomplishes the objective of the Proposal, it does so within the precise time-frame contemplated by the Proposal. By including the Amendment in the Proxy Materials, the Company has therefore substantially, and perhaps even fully, implemented the Proposal and therefore may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10).

B. The Proposal may be Excluded under Rule 14a-8(i)(9) because it Directly Conflicts with the Amendment to be Submitted to Stockholders at the 2013 Annual Meeting.

Rule 14a-8(i)(9) permits the exclusion of a stockholder proposal if the proposal "directly conflicts with one of the company's own proposals to be submitted to stockholders at the same meeting." The Staff has consistently concurred in the exclusion under Rule 14a-8(i)(9) of stockholder proposals where a stockholder proposal and a company proposal present alternative and conflicting decisions for stockholders. See, e.g., *Best Buy Co., Inc.* (avail. Apr. 17, 2009) (granting no-action relief under Rule 14a-8(i)(9) with respect to a proposal that called for simple majority voting and the company's proposal sought to require a 66 2/3% majority for certain matters); *Herley Industries Inc.* (avail. Nov. 20, 2007) (granting no-action relief under Rule 14a-8(i)(9) with respect to a proposal that requested majority voting for directors and the company planned to submit a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *H.J. Heinz Company* (avail. Apr. 23, 2007) (granting no-action relief under Rule 14a-8(i)(9) with respect to a proposal that requested that the company adopt simple majority voting and the company planned to submit a proposal reducing any super-majority provisions from 80% to 60%).

The Proposal and the Amendment present alternative and conflicting decisions for the Company's stockholders. The Proposal requests that the Board "take all necessary steps" to require that all directors elected at or after the 2014 annual meeting stand for election annually. If approved by stockholders, the Amendment will provide for the annual election of directors to be phased in over a three year period, beginning with the 2014 annual meeting of stockholders. The Proposal and the Amendment are conflicting because if both are successful, the Company cannot reasonably implement one without rendering the other moot. If both the Proposal and the Amendment are included in the Proxy Materials, stockholders would be faced with the proposition of either declassifying the Board or requesting that the Board take steps necessary for declassification. This could be confusing to stockholders because it would suggest that the Board has not taken the necessary steps to eliminate classifications of terms on its Board. Further, if both the Proposal and the Amendment are presented to stockholders, and stockholders approve the Proposal but reject the Amendment, the result would be an unclear and inconsistent mandate from stockholders from which the Board would have difficulty determining how to proceed.

Moreover, it would not serve the interests of stockholders for the Company to withdraw the Amendment, which is the Company's own binding proposal. If the Company were to do so, stockholders would once again be presented with a non-binding resolution to declassify the Board, rather than being given the opportunity to approve a binding resolution to accomplish the same result. Instead of delaying a binding vote for yet another year, the Board has determined that it is in the best interests of stockholders to present the Company's binding resolution to declassify the Board for approval at the 2013 Annual Meeting.

The Proposal directly conflicts with the Amendment, and including both in the Proxy Materials could lead to inconsistent and ambiguous voting results. Therefore, the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(9).

CONCLUSION

For the reasons given above, we respectfully request that the Staff not recommend any enforcement action from the Commission if the Company omits the Proposal from the Proxy

Materials. If the Staff disagrees with the Company's view that it can omit the Proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position. Notification and a copy of this letter simultaneously are being forwarded to the Proponent.

Sincerely,

APACHE CORPORATION

By: ________________________
Cheri Peper
Corporate Secretary

Exhibit A

The Shareholder Rights Project

http://srp.law.harvard.edu

1545 Massachusetts Avenue
Cambridge, MA 02138

Tel (617) 495-8254
Fax (617) 812-3070

September 10, 2012

VIA EMAIL AND FEDEX
RECEIPT CONFIRMATION REQUESTED

Apache Corporation
2000 Post Oak Boulevard
Houston, TX 77056
Attention: Corporate Secretary

Re: Shareholder Proposal for the 2013 Annual Meeting

We are writing in connection with the attached Shareholder Proposal (the "Proposal") for the 2013 Annual Meeting (the "Annual Meeting") of Apache Corporation (the "Company). The Illinois State Board of Investment ("ISBI") has continuously held at least $2,000 in market value of the common shares of the Company for more than one year as of the date hereof and intends to continue to hold those securities through the date of the Company's 2013 annual meeting of shareholders (the "Annual Meeting"). Pursuant to the attached letter to the Company from ISBI, dated September 10, 2012, ISBI has directed and authorized the Shareholder Rights Project (the "SRP") to submit the Proposal on behalf of ISBI.

The SRP hereby submits the Proposal on behalf of ISBI, the proponent, for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Annual Meeting, each pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934.

Please promptly acknowledge receipt of the Proposal, and direct all written communications relating to the Proposal, to Professor Lucian Bebchuk, Director, The Shareholder Rights Project, 1545 Massachusetts Avenue, Cambridge, MA 02138, with electronic copies to director@srp.law.harvard.edu and linsey.schoemehl@illinois.gov.

Sincerely,



Lucian A. Bebchuk
Director

cc: Linsey Schoemehl, The Illinois State Board of Investment (by email)
Attachments



ILLINOIS STATE BOARD OF INVESTMENT
180 North LaSalle Street, Suite 2015
Chicago, Illinois 60601
(312)793-5718

September 10, 2012

VIA EMAIL AND FEDEX
RECEIPT CONFIRMATION REQUESTED

Apache Corporation
2000 Post Oak Boulevard,
Houston, TX 77056
Attention: Corporate Secretary

Re: Shareholder Proposal for the 2013 Annual Meeting

The Illinois State Board of Investment ("ISBI") has continuously held at least $2,000 in market value of the common shares of Apache Corporation (the "Company") for more than one year as of the date hereof and intends to continue to hold those securities through the date of the Company's 2013 annual meeting of shareholders (the "Annual Meeting"). ISBI has directed the Shareholder Rights Project ("SRP") to submit the attached shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Annual Meeting.

The SRP has agreed to represent and advise ISBI in connection with the Proposal. ISBI hereby authorizes the SRP to submit the Proposal on behalf of ISBI for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Annual Meeting, each pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934. ISBI further authorizes the SRP to act on behalf of ISBI in relation to the Proposal, including, without limitation, forwarding the Proposal to the Company, corresponding with the Company and the Securities and Exchange Commission with respect to the Proposal, engaging with the Company to reach a negotiated outcome, withdrawing the Proposal, presenting the Proposal, or arranging for its presentation by a designee of the SRP, at the Annual Meeting. This authorization does not grant the SRP the power to vote any shares owned by ISBI.

Please promptly acknowledge receipt of the Proposal, and direct all subsequent written communications relating to the Proposal, to Professor Lucian Bebchuk, Director, The Shareholder Rights Project, 1545 Massachusetts Avenue, Cambridge, MA 02138, with an electronic copy to director@srp.law.harvard.edu and a second electronic copy to linsey.schoemehl@illinois.gov.

Sincerely,

Linsey Schoemehl
General Counsel/Chief Compliance Officer

PROPOSAL TO REPEAL CLASSIFIED BOARD

RESOLVED, that shareholders of Apache Corporation urge the Board of Directors to take all necessary steps (other than any steps that must be taken by shareholders) to eliminate the classification of the Board of Directors and to require that all directors elected at or after the annual meeting held in 2014 be elected on an annual basis. Implementation of this proposal should not prevent any director elected prior to the annual meeting held in 2014 from completing the term for which such director was elected.

SUPPORTING STATEMENT

The proponent of this resolution is the Illinois State Board of Investment. The Shareholder Rights Project submitted the resolution on behalf of the Illinois State Board of Investment.

The resolution urges the board of directors to facilitate a declassification of the board. Such a change would enable shareholders to register their views on the performance of all directors at each annual meeting. Having directors stand for elections annually makes directors more accountable to shareholders, and could thereby contribute to improving performance and increasing firm value.

According to data from FactSet Research Systems, the number of S&P 500 companies with classified boards declined by more than two-thirds from 2000 to 2012, and during the period January 1, 2011 to June 30, 2012:

- More than 50 S&P 500 companies brought management proposals to declassify their boards to a vote at annual meetings;
- More than 50 precatory declassification proposals passed at annual meetings of S&P 500 companies; and
- The average percentage of votes cast in favor of shareholder proposals to declassify the boards of S&P 500 companies exceeded 75%.

The significant shareholder support for declassification proposals is consistent with empirical studies reporting that:

- Classified boards are associated with lower firm valuation (Bebchuk and Cohen, 2005; confirmed by Faleye (2007) and Frakes (2007));
- Takeover targets with classified boards are associated with lower gains to shareholders (Bebchuk, Coates, and Subramanian, 2002);
- Firms with classified boards are more likely to be associated with value-decreasing acquisition decisions (Masulis, Wang, and Xie, 2007); and
- Classified boards are associated with lower sensitivity of compensation to performance and lower sensitivity of CEO turnover to firm performance (Faleye, 2007).

Although one study (Bates, Becher and Lemmon, 2008) reports that classified boards are associated with higher takeover premiums, this study also reports that classified boards are associated with a lower likelihood of an acquisition and that classified boards are associated with lower firm valuation.

Please vote for this proposal to make directors more accountable to shareholders.